SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding dated 3 November 2003






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Prudential plc


2. Name of director
Jonathan W Bloomer, Philip A J Broadley, Julia Ann Burdus, Bridget Macaskill, Clark Manning, Roberto Mendoza, Robert Rowley, G Mark Wood



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Directors named above & spouse where applicable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Jonathan W Bloomer & Anne E J Bloomer

Philip A J Broadley & Gillian E Broadley

Julia Ann Burdus

Bridget Macaskill

Clark Manning

Roberto Mendoza

Robert Rowley

G Mark Wood



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
See point 7



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Scrip dividend on shares of Prudential plc



7. Number of shares / amount of stock acquired
Jonathan W Bloomer 369 (208 shares in the name of the Director, 88 shares in the name of his spouse and 73 shares in respect of shares held in Trust under the Prudential Share Participation Plan)

Philip A J Broadley 113 shares (106 shares in the name of the Director and 7 in the name of his spouse)

Julia Ann Burdus 105 shares

Bridget Macaskill 3 shares

Clark Manning 265 shares

Roberto Mendoza 1,126 shares (6 shares on holding in his own name, 31 shares on holding with J P Morgan, 1,089 shares on holding with Goldman Sachs)

Robert Rowley 235 shares

G Mark Wood 76 shares ( shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan)


8. Percentage of issued class
Jonathan W Bloomer Less than 0.00002%

Philip A J Broadley Less than 0.00001%

Julia Ann Burdus Less than 0.00001%

Bridget Macaskill Less than0.0000002%

Clark Manning Less than 0.00002%

Roberto Mendoza Less than 0.00006%

Robert Rowley Less than 0.00002%

G Mark Wood Less than 0.000004%



9. Number of shares/amount of stock disposed
N/A



10. Percentage of issued class
N/A



11. Class of security
Shares of 5p each



12. Price per share
460.85p



13. Date of transaction
31 October 2003



14. Date company informed
31 October 2003



15. Total holding following this notification
Jonathan W Bloomer (950,131 shares)

Philip A J Broadley (284,635 shares)

Julia Ann Burdus (10,157 shares)

Bridget Macaskill (5,831 shares)

Clark Manning (272,266 shares)

Roberto Mendoza (104,874 shares)

Robert Rowley (30,992 shares)

G Mark Wood (346,325 shares)



16. Total percentage holding of issued class following this notification Jonathan W Bloomer Less than 0.048%

Philip A J Broadley Less than 0.015%

Julia Ann Burdus 0.0005%

Bridget Macaskill Less than 0.0003%

Clark Manning Less than 0.014%

Roberto Mendoza Less than 0.006%

Robert Rowley Less than 0.002%

G Mark Wood Less than 0.018%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A



18. Period during which or date on which exercisable
N/A



19. Total amount paid (if any) for grant of the option
N/A



20. Description of shares or debentures involved: class, number
N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A



22. Total number of shares or debentures over which options held following this notification
N/A



23. Any additional information
On 21 October 2003 the announcement giving the number of shares to be issued as scrip dividend was understated by 6 shares, the corrected figure being 1,456,189 shares.



24. Name of contact and telephone number for queries
Jennie Webb, 020 7548 6027



25. Name and signature of authorised company official responsible for making this notification
John Price, Deputy Group Secretary, 020 7548 3805



Date of Notification
3 November 2003




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary